SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25

Commission File Number 000-21669 NOTIFICATION OF LATE FILING

(Check One) [x] Form 10-K [] Form 11-K [] Form 20-F [] Form 10-Q [] Form N-SAR

For Period Ended: December 31, 2002

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:__________

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
PART I REGISTRANT INFORMATION Full Name of Registrant: Digital Lightwave, Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number): 15550 Lightwave Drive
City, State and Zip Code: Clearwater, Florida 33760
PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[x]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Digital Lightwave, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2002 in the prescribed time period.  The Company has insufficient short term resources for the payment of its current liabilities. Various creditors have contacted the Company in order to demand payment for outstanding liabilities owed to them.  The Company is in discussions with such creditors and is seeking to restructure its outstanding liabilities.  In order to alleviate its working capital shortfall, the Company is attempting to raise additional debt and/or equity financing.  Optel LLC, an entity controlled by the Company’s principal stockholder and chairman of its board of directors, loaned the Company $450,000 on March 28, 2003 (bringing its total outstanding loans to the Company to $1.9 million) and has entered into a non-binding letter of interest for the provision of up to an additional $8,100,000 of financing to the Company, subject to the satisfaction of certain terms and conditions by the Company.  There can be no assurance that the Company will obtain the additional financing from Optel LLC or will obtain financing from any other source.  The Company has also engaged an investment banker to review strategic alternatives available to the Company.  The Company will use the time period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended, to seek additional capital and to pursue other restructuring and strategic alternatives.  There can be no assurance, however, that the Company can raise additional capital on terms favorable to the Company, or at all, that its creditors will agree to any restructuring of outstanding liabilities, or that any other strategic alternatives will be identified.  The inability to raise additional financing in the near term and/or restructure its debt would have a material adverse effect on the Company.  In addition, if the Company is unable to raise additional capital or obtain capital commitments, the auditors may issue a disclaimer in lieu of an audit opinion.  Accordingly, the Form 10-K could not be completed without unreasonable effort or expense.

PART IV

OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

 James Green

(727)

442-6677

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

:Yes

9No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

:Yes

9No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the audit of the Company’s financial statements has not yet been completed, the preliminary unaudited financial statements of the Company reflect:

•

Net sales for the year ended December 31, 2002 of approximately $18.0 million as compared with net sales of approximately $82.8 million for the year ended December 31, 2001, and

•

A net loss for the year ended December 31, 2002 of approximately $62.6 million or a loss of $2.00 per diluted share, as compared with net income of approximately $2.8 million or $0.09 per diluted share for the year ended December 31, 2001.

Please see Part III above for additional information.

Digital Lightwave, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:

      April 1, 2003

By:  /s/ James Green

Name:

James Green

Title:

Chief Executive Officer